CONSULTING AGREEMENT

THIS BENEFIT AGREEMENT (this Agreement") is made as of the 3rd day of March 2005 by and between AVVAA World Health Care Products, Inc., ("the Company"), a Nevada corporation and Ruth Brennan("the Employee").

WHEREAS, the Company is a publicly traded company whose shares are quoted on the OTC Bulletin Board;

WHEREAS, the Employee has provided services ("Employment Services"); and

WHEREAS, the Company wishes to compensate Employee for services already rendered and future services on the following terms and conditions;

NOW, THEREFORE, the Company and the Employee agree as follows:

1. As payment for services already provided in the period November 1, 2004 to February 28, 2005, for which the Company currently owes the Employee the amount $11,962.21(the "Balance"), the Employee shall receive seventy five thousand ( 75,000) S-8 shares of Company's common stock, par value $.001 (the "Shares"). The Employee shall not directly or indirectly promote or maintain a market for the Shares. Moreover, the Employee agrees that the Shares are not and will not be provided in connection with a capital raising transaction for the Company, and that the Employee will provide no services relating to any capital raising or the promotion or maintenance of a market for the shares of the Company.

2. The Shares will be issued to Ruth Brennan. Following issuance of the Shares, Ruth Brennan is permitted to shall sell the shares on the open market. The net sale proceeds after brokerage commissions shall be considered settlement of the $11,962.21 with respect to services rendered for the period between November 1, 2004 to February 28th, 2005.

3. The Employee shall use the Employee's best efforts to continue to assist the Company by providing Consulting Services.

4. The Employee shall not be liable for any mistakes of fact, errors of judgment, for losses sustained by the Company or any subsidiary or for any acts or omissions of any kind, unless caused by the negligence or intentional misconduct of the Employee or any person or entity acting for or on behalf of the Employee.

6. The Company and its present and future subsidiaries jointly and severally agree to indemnify and hold harmless the Employee against any loss, claim, damage or liability whatsoever, (including reasonable attorneys' fees and expenses), to which the Employee may become subject as a result of performing any act (or omitting to perform any act) contemplated to be performed by the Employee pursuant to this Agreement unless such loss, claim, damage or liability arose out of the Employee 's negligence, or intentional misconduct. The Company and its subsidiaries agree to reimburse the Employee each for the reasonable costs of defense of any action or investigation (including reasonable attorney's fees and expenses); provided, however, that the agrees to repay the Company or its subsidiaries if it is ultimately determined that the Employee is not entitled to such indemnity. In case any action, suit or proceeding shall be brought or threatened, in writing, against the Employee, it shall notify the Company within three (3) days after the Employee receive notice of such action, suit or threat. The Company shall have the right to appoint the Company's counsel to defend such action, suit or proceeding, provided that the Employee consents to such representation by such counsel, which consent shall not be unreasonably withheld. In the event any counsel appointed by the Company shall not be acceptable to the Employee, then the Company shall have the right to appoint alternative counsel for the Employee reasonably acceptable to the Employee, until such time as acceptable counsel can be appointed. In any event, the Company shall, at its sole cost and expense, be entitled to appoint counsel to appear and participate as co-counsel in the defense thereof. The Employee shall promptly supply the Company's counsel with copies of all documents, pleadings and notices which are filed, served or submitted in any of the aforementioned. The Employee shall not enter into any settlement without the prior written consent of the Company, which consent shall not be unreasonably withheld.

7. This Agreement shall be binding upon the Company and the Employee and his successors and assigns.

8. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever, (i) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held, invalid illegal or unenforceable.

9. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both parties hereto. No waiver of any other provisions hereof (whether or not similar) shall be binding unless executed in writing by both parties hereto nor shall such waiver constitute a continuing waiver.

10. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which shall constitute one and the same Agreement.

11. The Parties agree that should any dispute arise in the administration of this Agreement, that this Agreement shall be governed and construed by the laws of the State of New Jersey, without regard to conflicts of laws of any other jurisdiction. The Parties further agree that any action arising out of this agreement shall be brought exclusively in an appropriate court of New Jersey having jurisdiction.

12. This Agreement contains the entire agreement between the parties with respect to the consulting services to be provided to the Company by the Employee and supersedes any and all prior understandings, agreements or correspondence between the parties.

IN WITNESS WHEREOF, the Company and the Employee have caused this Agreement to be signed by duly authorized representatives as of the day and year first above written.

AVVAA WORLD HEALTH                        EMPLOYEE:
CARE PRODUCTS, INC.
                                          Ruth Brennan

BY:  /s/ Jack Farley                     BY: /s/ Ruth Brennan
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         Jack Farley, President                  Ruth Brennan